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                                                                       EXHIBIT 4

SUPERIOR TELECOM ANNOUNCES COMPLETION OF CVALIM ACQUISITION

NEW YORK, Jan. 5 /PRNewswire/ -- Superior TeleCom Inc. (NYSE: SUT - NEWS) today reported that Superior's majority owned Israeli subsidiary Cables of Zion completed its previously announced acquisition of the wire and cable operations of Cvalim -- The Electric Wire and Cable Company of Israel. The all cash purchase price of $43.5 million was paid at the closing.

BT Alex Brown acted as the strategic advisor to Cables of Zion and Bankers Trust Company through its local Israeli affiliate arranged acquisition and working capital credit facilities in connection with the transaction.

Superior TeleCom Inc. is the largest domestic wire and cable manufacturer and the fourth-largest wire and cable manufacturer in the world. Superior TeleCom manufactures a broad portfolio of products with primary applications in the communications, original equipment manufacturer and electrical wire and cable markets. It is a leading manufacturer and supplier of telecommunications cable and wire products to telephone companies, distributors and system integrators; electrical insulation materials for motors, transformers and electrical controls; industrial wire for applications in appliances, construction, recreational vehicles and industrial facilities; and automotive wire and specialty wiring assemblies for automobiles and trucks.